SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For March 6, 2007

Commission File Number: 333-11014

i-CABLE Communications Limited

(Exact name of Registrant as specified in its charter)

Cable TV Tower

9 Hoi Shing Road

Tsuen Wan, N.T.

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

i-CABLE Communications Limited (“i-CABLE”) is furnishing under cover of Form 6-K the announcement issued by i-CABLE on March 5, 2007 regarding its final results for the year ended December 31, 2006.

Appendix I

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By:	/s/ William Kwan
	Name:	William Kwan
	Title:	Chief Financial Officer

Dated: March 6, 2007

i-CABLE COMMUNICATIONS LIMITED

Stock Code: 1097

2006 Final Results Announcement

Results Highlights - Turnover rose amidst intense competition

•	Turnover increased by 4% to HK$2,548 million (2005: HK$2,441 million).

•	Profit before taxation decreased by 26% to HK$210 million (2005: HK$282 million).

•	Net reversal of HK$28 million deferred tax credit for the year (2005: HK$305 million deferred tax credit recorded).

•	Profit after taxation decreased by 69% to HK$181 million (2005: HK$582 million).

•	Earnings per share decreased by 69% to 9.0 cents (2005: 28.8 cents).

•	Capital expenditure declined by 29% to HK$200 million (2005: HK$282 million).

•	Free cashflow before dividends increased by 2% to HK$407 million (2005: HK$399 million).

•	Final dividend of 5 cents per share to increase full year dividends per share to 8.5 cents (2005: 8.5 cents).

Pay TV – Subscriber number increase sustained by investment in content differentiation

•	Subscribers increased by 7% to 786,000 (2005: 738,000).

•	ARPU decreased by 4% to HK$203 (2005: HK$212).

•	Turnover increased by 1% to HK$1,895 million (2005: HK$1,884 million).

•	Operating profit decreased by 26% to HK$248 million (2005: HK$337 million).

i-CABLE Communications Limited - 2006 Results Announcement

(March 5, 2007)

Internet & Multimedia – Record operating profit in a maturing market

•	Broadband subscribers increased by 2% to 328,000 (2005: 320,000).

•	Wholesale voice lines increased by 40% to 168,000 (2005: 120,000).

•	ARPU decreased by 2% to HK$136 (2005: HK$139).

•	Turnover increased by 7% to HK$596 million (2005: HK$558 million).

•	Operating profit increased by 66% to HK$129 million (2005: HK$78 million).

i-CABLE Communications Limited - 2006 Results Announcement

(March 5, 2007)

GROUP RESULTS

Group profit attributable to Shareholders for the year ended December 31, 2006 amounted to HK$182 million (2005: HK$582 million). Basic and diluted earnings per share were both 9.0 cents (2005: 28.8 cents).

DIVIDENDS

An interim dividend in respect of the year ended December 31, 2006 of 3.5 cents (2005: 3.5 cents) per share was paid on October 9, 2006, absorbing a total amount of HK$71 million (2005: HK$71 million). Directors have recommended for adoption at the Annual General Meeting to be held on May 17, 2007 the payment on May 23, 2007 to Shareholders registered on May 17, 2007 of a final dividend in respect of the year ended December 31, 2006 of 5 cents (2005: 5 cents) per share, absorbing a total amount of HK$101 million (2005: HK$101 million). If this recommendation is approved, the total dividend for the year 2006 would amount to 8.5 cents (2005: 8.5 cents) per share.

i-CABLE Communications Limited - 2006 Results Announcement

(March 5, 2007)

MANAGEMENT DISCUSSION AND ANALYSIS

A.	Review of 2006 Results

The Group continued to grow its Pay TV and Broadband subscriber bases with enhanced programme and innovative bundling and other marketing strategies, notwithstanding intense competition particularly in the Pay TV market.

Consolidated turnover increased by HK$107 million or 4% to HK$2,548 million with increases across Pay TV, Internet & Multimedia and new businesses.

Operating costs before depreciation increased by 14% to HK$1,921 million as programming costs increased by 16% to HK$1,005 million due primarily to the carriage of 2006 FIFA World Cup, enhancement of the movie platform with the launch of “HMC” at the beginning of the year and the capturing of film production cost of Sundream’s movie projects released this year. Network and other operating costs increased by 13% to HK$451 million due mainly to increase in customer fulfillment costs, cost of sales and restructuring costs pertaining to network team restructuring during the year. Selling, general and administrative expenses increased by 11% to HK$465 million due primarily to higher marketing and sales spending.

Earnings before interest, tax, depreciation and amortisation or EBITDA decreased by 18% to HK$627 million.

Depreciation decreased by 11% to HK$428 million due to lower depreciation charges on cable modems, leasehold improvement and network assets following the expiry of their depreciation cycle.

Profit from operations decreased by HK$81 million or 29% to HK$198 million.

After the net reversal of HK$28 million of deferred tax credit for the year (compared to a credit of HK$305 million in 2005), net profit attributable to shareholders decreased by 69% or HK$400 million to HK$182 million.

Basic and diluted earnings per share were 9.0 cents as compared to 28.8 cents in 2005.

B.	Segmental Information

Pay Television

Subscribers increased by 48,000 or 7% year-on-year to 786,000 notwithstanding intense competition. ARPU decreased by 4% to HK$203, primarily due to the rollout of mini packages and selective packages in response to changing market conditions. Turnover increased by HK$11 million to HK$1,895 million. Operating costs after depreciation increased by 6% to HK$1,647 million primarily due to the aforementioned increase in programming, network operations related and marketing costs. Operating profit decreased by 26% to HK$248 million.

i-CABLE Communications Limited - 2006 Results Announcement

(March 5, 2007)

Internet & Multimedia

Broadband subscribers increased by 8,000 or 2% year-on-year to 328,000 in a maturing market with service enhancement through network upgrade, bundling strategies and the continued introduction of value-added services. ARPU decreased slightly by 2% to HK$136. There were 168,000 voice lines in service at the end of 2006 as compared to 120,000 a year ago. Turnover increased by 7% to HK$596 million. Operating costs after depreciation decreased by 3% to HK$467 million due primarily to savings achieved in depreciation. Operating profit reported a record high HK$129 million as compared to HK$78 million a year ago.

C.	Liquidity and Financial Resources

Net cash inflow reached HK$234 million. After dividend payment of HK$172 million. Net cash increased to HK$586 million at December 31, 2006, as compared to HK$352 million a year ago.

The consolidated net asset value of the Group as at December 31, 2006 was HK$2,262 million or HK$1.1 per share. As at December 31, 2006, the Group had property, plant and equipment of net book value of approximately HK$848,000 (December 31, 2005: Nil) held under finance lease contract.

The Group’s assets, liabilities, revenues and expenses were mainly denominated in Hong Kong dollars or U.S. dollars and the exchange rate between these two currencies has remained pegged.

Capital expenditure during the period amounted to HK$200 million as compared to HK$282 million last year. Major items included further network upgrade and expansion, electronic data processing equipment, TV production facilities and buildings.

The Group is comfortable with its present financial and liquidity position. Further capital expenditure and new business development will be funded by cash to be generated from operations and, if needed, bank borrowings or other external sources of funds. The Group also had total short-term bank credit facilities of approximately HK$509 million which remained unutilised as of December 31, 2006.

D.	Contingent Liabilities

At December 31, 2006, there were contingent liabilities in respect of guarantees, indemnities and letters of awareness given by the Company on behalf of subsidiaries relating to overdraft and guarantee facilities of banks up to HK$616 million, of which only HK$107 million had been utilised by the subsidiaries.

i-CABLE Communications Limited - 2006 Results Announcement

(March 5, 2007)

E.	Human Resources

The Group had a total of 3,016 employees at the end of 2006 (2005: 3,275). Total gross amount of salaries and related costs incurred in the corresponding period amounted to HK$828 million (2005: HK$793 million).

The Group attracts, retains and motivates the best people by promoting a pay for performance culture, linking remuneration and reward to Group performance.

Being a caring employer, the Group continued to participate in social welfare activities through donations to non-profit organisations and social welfare agencies as well as encouraging employees to participate in volunteer services.

F.	Operating Environment and Competition

The Group continued to maintain its leading positions in both the Pay TV and Broadband markets irrespective of fierce competition.

PCCW’s now Broadband TV continued to be aggressive in the Pay TV market. During the period under review, not only did it pull out all stops to acquire customers, it has also been aggressive in content acquisition to erode the Group’s programming platform. Instead of engaging in endless bidding wars for overpriced acquired contents, the Group has chosen to develop further its production and its already well established news and entertainment platforms as well as to pursue more balanced development of its sports platform to maintain its leading position.

Our marketing and pricing initiatives appeared to have mitigated the negative effect of now’s aggression so far to report a healthy growth of Pay TV customers at the end of the year with only marginal erosion of ARPU.

Meanwhile, the Broadband Internet market continued to mature and the Group is able to capitalise on its investment on network enhancement to generate a healthy increase in revenue and profitability. Coupled with our triple-play bundling offers, our Broadband service subscription continued to grow.

G.	Outlook

The intensification of competition, where competitive behaviour at times defies near term market economics in attempts to unsettle the Group’s market position, did not come as a surprise to us.

For the past several years and in anticipation of changing market conditions, the Group has been undergoing regeneration. As a result, our different operation units, spanning from content productions and distribution, service provision, marketing and sales, to customer service and network operations, have been sharpened, each with clear business objectives. They have responded to the changes swiftly and effectively.

i-CABLE Communications Limited - 2006 Results Announcement

(March 5, 2007)

Our decision to readjust programming investment to move away from relying on a single programming genre will see further enhancement on our own-produced news and entertainment platforms in the first half of 2007. The Group is confident that its programming offers remain competitive in the market place.

The Group’s various new market ventures are progressing well on track. Our content distribution beyond Hong Kong are beginning to gain a foothold in the Mainland as well as in other overseas markets and our movie production projects have been a success at the box office as well as at industry forums around the world.

Tougher times are lying ahead as competition further intensifies but the Group is well prepared to take the challenges head on.

i-CABLE Communications Limited - 2006 Results Announcement

(March 5, 2007)

CODE ON CORPORATE GOVERNANCE PRACTICES

During the financial year under review, all the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited were met by the Company, except in respect of one code provision providing for the roles of chairman and chief executive officer to be performed by different individuals. The deviation is deemed necessary as, given the nature and size of the Company’s business, it is at this stage considered to be more efficient to have one single person to hold both positions. The Board of Directors believes that the balance of power and authority is adequately ensured by the operations of the Board which comprises experienced and high calibre individuals with a substantial number thereof being independent Non-executive Directors.

i-CABLE Communications Limited - 2006 Results Announcement

(March 5, 2007)

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended December 31, 2006

	Note	2006	2005
		HK$’000	HK$’000
Turnover	(3,4)	2,547,595	2,440,732
Programming costs		(1,005,273)	(863,714)
Network and other operating expenses		(450,889)	(397,550)
Selling, general and administrative expenses		(464,855)	(419,328)

Profit from operations before depreciation		626,578	760,140
Depreciation	(5)	(428,121)	(480,589)

Profit from operations		198,457	279,551
Interest income		11,640	3,335
Finance costs, net		(7)	(134)
Impairment loss on investment		—	(1,500)
Non-operating (expenses)/income	(5)	(322)	804

Profit before taxation	(5)	209,768	282,056
Income tax	(6)	(28,649)	300,398

Profit after taxation		181,119	582,454

Attributable to:
Equity shareholders of the Company		182,115	582,454
Minority interests		(996)	—

Profit after taxation		181,119	582,454

Dividends payable to equity shareholders attributable to the year
Interim dividend of 3.5 cents (2005: 3.5cents) per share declared and paid during the year		70,673	70,673
Final dividend of 5 cents (2005: 5 cents) per share proposed after the balance sheet date		100,962	100,962

		171,635	171,635

Earnings per share	(7)
Basic		9.0 cents	28.8 cents

Diluted		9.0 cents	28.8 cents

i-CABLE Communications Limited - 2006 Results Announcement

(March 5, 2007)

CONSOLIDATED BALANCE SHEET

At December 31, 2006

	Note	2006	2005
		HK$’000	HK$’000
Non-current assets
Property, plant and equipment		1,591,353	1,838,336
Programming library		185,702	142,856
Other intangible assets		12,775	4,006
Deferred tax assets		388,266	434,266
Other non-current assets		51,079	53,643

		2,229,175	2,473,107

Current assets
Inventories		1,111	9,794
Accounts receivable from trade debtors	(8)	85,585	84,150
Deposits, prepayments and other receivables		64,445	105,271
Amounts due from fellow subsidiaries		56,361	4,842
Cash and cash equivalents		586,197	351,892

		793,699	555,949

Current liabilities
Amounts due to trade creditors	(9)	42,675	70,466
Accrued expenses and other payables		395,698	392,951
Receipts in advance and customers’ deposits		107,527	70,075
Obligations under finance leases		705	—
Current taxation		49	51
Amounts due to fellow subsidiaries		43,735	39,936
Amount due to immediate holding company		989	83

		591,378	573,562

Net current assets/(liabilities)		202,321	(17,613)

Total assets less current liabilities		2,431,496	2,455,494
Non-current liabilities
Deferred tax liabilities		115,061	129,201
Obligations under finance leases		72	—
Other non-current liabilities		53,970	77,926

		169,103	207,127

NET ASSETS		2,262,393	2,248,367

Capital and reserves
Share capital		2,019,234	2,019,234
Reserves		239,719	229,133

Total equity attributable to equity shareholders of the Company		2,258,953	2,248,367
Minority interests		3,440	—

TOTAL EQUITY		2,262,393	2,248,367

i-CABLE Communications Limited - 2006 Results Announcement

(March 5, 2007)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2006

Attributable to equity shareholders of the Company

	Share capital	Share premium	Special capital reserve	Exchange reserve	Revenue reserve	Total reserves	Total	Minority interests	Total equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Balance at January 1, 2005*	2,019,234	4,838,365	3,345	—	(5,033,305)	(191,595)	1,827,639	—	1,827,639

Profit for the year	—	—	—	—	582,454	582,454	582,454	—	582,454

Dividend approved in respect of the previous year	—	—	—	—	(90,866)	(90,866)	(90,866)	—	(90,866)

Dividend declared in respect of the current year	—	—	—	—	(70,673)	(70,673)	(70,673)	—	(70,673)

Translation of foreign subsidiaries’ financial statements	—	—	—	(187)	—	(187)	(187)	—	(187)

Transfer to special capital reserve	—	—	4,579	—	(4,579)	—	—	—	—

Balance at December 31, 2005*	2,019,234	4,838,365	7,924	(187)	(4,616,969)	229,133	2,248,367	—	2,248,367

i-CABLE Communications Limited - 2006 Results Announcement

(March 5, 2007)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2006

Attributable to equity shareholders of the Company

	Share capital	Share premium	Special capital reserve	Exchange reserve	Revenue reserve	Total reserves	Total	Minority interests	Total equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Balance at January 1, 2006*	2,019,234	4,838,365	7,924	(187)	(4,616,969)	229,133	2,248,367	—	2,248,367

Profit for the year	—	—	—	—	182,115	182,115	182,115	(996)	181,119

Dividend approved in respect of the previous year	—	—	—	—	(100,962)	(100,962)	(100,962)	—	(100,962)

Dividend declared in respect of the current year	—	—	—	—	(70,673)	(70,673)	(70,673)	—	(70,673)

Translation of foreign subsidiaries’ financial statements	—	—	—	106	—	106	106	51	157

Acquisition of subsidiary	—	—	—	—	—	—	—	4,385	4,385

Transfer to special capital reserve	—	—	5,847	—	(5,847)	—	—	—	—

Balance at December 31, 2006*	2,019,234	4,838,365	13,771	(81)	(4,612,336)	239,719	2,258,953	3,440	2,262,393

*	Included in the Group’s revenue reserve is positive goodwill written off against reserves in prior years amounting to HK$197,785,000.

i-CABLE Communications Limited - 2006 Results Announcement

(March 5, 2007)

NOTES TO THE FINANCIAL STATEMENTS

(1)	Basis of preparation

The financial statements for the year ended December 31, 2006 have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (“HKFRS”) which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKAS”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. They also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

(2)	Impact of new and revised Hong Kong Financial Reporting Standards

The HKICPA has issued certain new and revised HKFRSs that are first effective or available for early adoption for the current accounting period of the Group.

In 2006, the Group has adopted all new HKFRSs that are first effective for accounting periods beginning on or after January 1, 2006. The adoption of these new HKFRSs did not result in substantive changes to the Group’s accounting policies.

The following sets out information on significant changes in accounting policies for the current and prior accounting periods reflected in these financial statements:

The adoption of Amendments to HKAS 39, Financial instruments: Recognition and measurement has resulted in a change in the Group’s accounting policy for financial guarantees issued. All financial guarantees issued are accounted for as financial liabilities under HKAS 39 and measured initially at fair value, where the fair value can be reliably measured.

(3)	Turnover

Turnover comprises principally subscription and related fees for Pay television and Internet services, Internet protocol point wholesale services and advertising income net of agency deductions.

i-CABLE Communications Limited - 2006 Results Announcement

(March 5, 2007)

(4)	Segment information

Substantially all of the activities of the Group are based in Hong Kong and below is an analysis of the Group’s revenue and result by principal activities:

	Segment Revenue		Segment Result
	2006	2005	2006	2005
	HK$’000	HK$’000	HK$’000	HK$’000
Pay television	1,895,221	1,884,379	248,224	336,797
Internet and multimedia	596,013	558,084	128,961	77,676
			377,185	414,473
Unallocated	74,167	13,311	(178,437)	(134,922)
Inter-segment elimination	(17,806)	(15,042)	(291)	—

	2,547,595	2,440,732	198,457	279,551

Profit from operations			198,457	279,551
Interest income			11,640	3,335
Finance costs, net			(7)	(134)
Impairment loss on investment			—	(1,500)
Non-operating (expenses)/ income			(322)	804
Income tax			(28,649)	300,398

Profit after taxation			181,119	582,454

	Segment assets		Segment liabilities
	2006	2005	2006	2005
	HK$’000	HK$’000	HK$’000	HK$’000
Pay television	1,242,902	1,508,250	383,812	477,618
Internet and multimedia	631,237	696,152	132,665	124,521

	1,874,139	2,204,402	516,477	602,139

Unallocated assets/liabilities	1,148,735	824,654	244,004	178,550

	3,022,874	3,029,056	760,481	780,689

i-CABLE Communications Limited - 2006 Results Announcement

(March 5, 2007)

(4)	Segment information (continued)

	Additions to property, plant and equipment		Additions to programming library		Depreciation		Amortisation		Impairment loss on property, plant and equipment
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Pay television	129,343	174,033	108,719	67,484	235,516	259,977	84,394	73,549	6,617	4,353

Internet and multimedia	63,802	103,591	—	—	188,223	214,479	—	—	1,459	2,232

Unallocated	7,070	4,572	35,244	27,685	4,382	6,133	19,646	6,075	3,565	—

	200,215	282,196	143,963	95,169	428,121	480,589	104,040	79,624	11,641	6,585

(5)	Profit before taxation

Profit before taxation is stated after charging/(crediting):

	2006	2005
	HK$’000	HK$’000
Depreciation
- assets held for use under operating leases	39,492	48,704
- other assets	388,629	431,885

	428,121	480,589
Amortisation of programming library*	101,117	79,624
Amortisation of other intangible assets**	2,923	—
Staff costs	769,770	716,751
Contributions to defined contribution retirement plans	30,541	28,423
Cost of inventories used	12,999	18,499
Dividend income from investment in equity securities	(1,872)	(3,833)
Auditors’ remuneration	3,137	3,300

Non-operating expenses/(income)
Net loss/(gain) on disposal of property, plant and equipment	322	(804)

*	Amortisation of programming library is included within programming costs in the consolidated results of the Group.
**	Amortisation of other intangible assets is included within network and other operating expenses in the consolidated results of the Group.

i-CABLE Communications Limited - 2006 Results Announcement

(March 5, 2007)

(6)	Income tax

The provision for Hong Kong Profits Tax is calculated at 17.5% (2005: 17.5%). Taxation for overseas subsidiaries is charged at the appropriate current rate of taxation ruling in the relevant country. The taxation charge for the year ended December 31 represents:

	2006	2005
	HK$’000	HK$’000
Current provision for Hong Kong Profits Tax	75	4,512
Current provision for overseas tax	222	153
Under provision for overseas tax in respect of prior year	—	2
Net deferred tax expense/(credit)	28,352	(305,065)

Income tax expense/(benefit)	28,649	(300,398)

(7)	Earnings per share

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company of HK$182 million (2005: HK$582 million) and the weighted average number of ordinary shares outstanding during the year of 2,019,234,400 (2005: 2,019,234,400).

The calculation of diluted earnings per share is based on the profit attributable to equity shareholders of the Company of HK$182 million (2005: HK$582 million) and the weighted average number of ordinary shares of 2,019,234,400 (2005: 2,019,234,400) after adjusting for the effects of all dilutive potential ordinary shares.

i-CABLE Communications Limited - 2006 Results Announcement

(March 5, 2007)

(8)	Accounts receivable from trade debtors

An ageing analysis of accounts receivable from trade debtors (net of impairment losses for bad and doubtful accounts) is set out as follows:

	2006	2005
	HK$’000	HK$’000
0 to 30 days	24,819	24,019
31 to 60 days	24,428	24,153
61 to 90 days	16,869	15,681
Over 90 days	19,469	20,297

	85,585	84,150

The Group has a defined credit policy. The general credit terms allowed range from 0 to 60 days.

(9)	Amounts due to trade creditors

An ageing analysis of amounts due to trade creditors is set out as follows:

	2006	2005
	HK$’000	HK$’000
0 to 30 days	3,806	5,345
31 to 60 days	3,916	9,020
61 to 90 days	6,537	18,257
Over 90 days	28,416	37,844

	42,675	70,466

(10)	Review of Financial statements

The financial results for the year ended December 31, 2006 have been reviewed with no disagreement by the Audit Committee of the Company. This preliminary results announcement has also been agreed with the Company’s Auditors.

i-CABLE Communications Limited - 2006 Results Announcement

(March 5, 2007)

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any listed securities of the Company during the year under review.

BOOK CLOSURE

The Register of Members of the Company will be closed from Thursday, May 10, 2007 to Thursday, May 17, 2007, both days inclusive, for the purpose of determining shareholders’ entitlements to the proposed final dividend. In order to qualify for the final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s Registrars, Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong, not later than 4.30 p.m. on Wednesday, May 9, 2007.

By Order of the Board

Wilson W. S. Chan

Secretary

Hong Kong, March 5, 2007

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Stephen T. H. Ng, Mr. William J. H. Kwan and Mr. Peter S. O. Mak, together with four independent non-executive Directors, namely, Mr. F. K. Hu, Dr. Dennis T. L. Sun, Sir Gordon Y. S. Wu and Mr. Anthony K. K. Yeung.

“Please also refer to the published version of this announcement in The Standard and Hong Kong Economic Journal both dated March 6, 2007.”

i-CABLE Communications Limited - 2006 Results Announcement

(March 5, 2007)